                                                Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-116240


THE INFORMATION IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING BASE PROSPECTUS ARE NOT AN OFFER TO SELL NOR DO THEY SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


SUBJECT TO COMPLETION, JULY 26, 2004


PRELIMINARY PROSPECTUS SUPPLEMENT

(To prospectus dated July 7, 2004)

12,000,000 SHARES

(THE MERIDIAN RESOURCE CORPORATION LOGO)
COMMON STOCK

This is a public offering of common stock of The Meridian Resource Corporation. We are offering all of the shares of common stock being offered by this prospectus supplement. Our common stock is listed on the New York Stock Exchange under the symbol "TMR". On July 16, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $7.75 per share.

We have entered into an agreement with an affiliate of Shell Oil Company to repurchase all or part of the 7,082,030 shares of our common stock currently beneficially owned by Shell at a purchase price per share equal to the net proceeds per share that we receive in this offering, after underwriting discounts and commissions.

----------------------------------------------------------------------------------
                                                              PER SHARE   TOTAL
----------------------------------------------------------------------------------
Price to public                                               $           $
Underwriting discounts and commissions                        $           $
Proceeds, before expenses, to the company                     $           $
----------------------------------------------------------------------------------

The underwriters may also purchase from us up to an additional 1,800,000 shares of our common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus supplement.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Friedman Billings Ramsey expects to deliver the shares on or about July   ,
2004.


FRIEDMAN BILLINGS RAMSEY                                                        A.G. EDWARDS
SOLE BOOKRUNNING AND JOINT-LEAD MANAGER                                   JOINT-LEAD MANAGER

July   , 2004

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT


                                                              PAGE
About this prospectus supplement............................  S-ii
Forward looking statements..................................  S-ii
Prospectus supplement summary...............................   S-1
Use of proceeds.............................................  S-11
Stock Purchase Agreement....................................  S-11
Capitalization..............................................  S-12
Price range of common stock and dividend policy.............  S-13
Management..................................................  S-14
Underwriting................................................  S-16
Legal matters...............................................  S-18
Experts.....................................................  S-18
Reserve engineers...........................................  S-19
Incorporation of certain documents by reference.............  S-19
Glossary....................................................  S-20
                         PROSPECTUS
About this prospectus.......................................     i
About The Meridian Resource Corporation.....................     1
The subsidiary guarantors...................................     1
Risk factors................................................     2
Forward-looking statements..................................     7
Use of proceeds.............................................     8
Ratio of earnings to fixed charges and earnings to combined
   fixed charges and preferred stock dividend
   requirements.............................................     8
Description of debt securities..............................     9
Description of common stock and preferred stock of
   Meridian.................................................    17
Plan of distribution........................................    20
Legal matters...............................................    21
Experts.....................................................    21
Reserve engineers...........................................    21
Where you can find more information.........................    22
Incorporation of certain documents by reference.............    22

                        ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which provides more general information.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates shown in these documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

                           FORWARD-LOOKING STATEMENTS

We believe that some statements contained in this document or in other documents we file with the Securities and Exchange Commission relate to results or developments that we anticipate will or may occur in the future and are not statements of historical fact. Those statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar expressions identify forward-looking statements. Examples of forward-looking statements include statements about the following:

 --  our future operating results;
 --  our repayment of debt;
 --  our future capital expenditures;
 -- our expansion and growth of operations; and -- our future investments in and acquisitions of oil and natural gas properties.

We have based these forward-looking statements on assumptions and analyses made in light of our experience and our perception of historical trends, current conditions, and expected future developments. However, you should be aware that these forward-looking statements are only our predictions and we cannot guarantee any such outcomes. Future events and actual results may differ materially from the results set forth in or implied in the forward-looking statements. Factors that might cause such a difference include:

 --  fluctuations in worldwide prices and demand for oil and natural gas;
 --  exposure to market risks in our financial instruments;
 -- fluctuations in the levels of our oil and natural gas exploration and development activities;
 -- risks associated with oil and natural gas exploration and development activities;
 -- competition for raw materials and customers in the oil and natural gas industry;
 --  technological changes and developments in the oil and natural gas industry;

 --  regulatory uncertainties and potential environmental liabilities;
 -- potential for and uncertainty of the outcome of pending or threatened litigation;
 --  general economic and business conditions;
 -- the direct or indirect effects on our business resulting from recent terrorist incidents; and
 -- additional matters discussed under "Risk factors" beginning on page 2 of the accompanying prospectus.

                         PROSPECTUS SUPPLEMENT SUMMARY

This summary does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the matters discussed under the caption "Risk factors" beginning on page 2 of the accompanying prospectus and the detailed information and financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have provided definitions for some of the oil and gas industry terms used in this prospectus supplement in the "Glossary" beginning on page S-20 of this prospectus supplement. When used in this prospectus supplement, the terms "we," "our," "us," "Meridian" and the "Company," except as otherwise indicated or as the context otherwise indicates, refer to The Meridian Resource Corporation and its subsidiaries.

                       THE MERIDIAN RESOURCE CORPORATION

We are an independent oil and natural gas company that explores for, acquires and develops oil and natural gas properties utilizing 3-D seismic technology. Our operations are focused on the onshore oil and gas regions in south Louisiana, the Texas Gulf Coast and offshore in the Gulf of Mexico.

Our reserves and strategic acreage position provide us with a significant presence in our areas of focus, enabling us to manage a large asset base and to add successful exploratory and development wells at relatively low incremental costs. As of December 31, 2003, we had estimated proved reserves of 146 Bcfe, approximately 68% of which were natural gas, with a PV-10 value of $507 million. We own interests in approximately 280,000 gross (212,000 net) acres, including 18 fields and 90 wells, and we operate approximately 85% of our total production.

We utilize 3-D seismic technology to explore for meaningful reserve accumulations in areas where others have overlooked or not encountered commercial hydrocarbons because of the inability to resolve structures or recognize hydrocarbon indicators with traditional 2-D seismic data. During the period of 1992-2003, we generated and participated in the discovery of approximately 750 Bcfe of oil and natural gas.

We have a large, balanced inventory of exploration, exploitation and development drilling prospects in our producing region. In addition to a solid reserve base and acreage position in our area of focus, we believe we possess the technical knowledge and information necessary to sustain successful growth. With licenses and rights to approximately 8,000 square miles of 3-D seismic data and over 130,000 linear miles of 2-D seismic data, our technical and professional staff is in a position to continue to generate future prospects.

Our operating performance and financial position have improved substantially since the beginning of 2003:

- Our first quarter 2004 production rate of 94.5 Mmcfe/d reflects an increase of 51% compared to the 62.7 Mmcfe/d produced during the first quarter of 2003.

- Similarly, our first quarter 2004 revenues and discretionary cash flow of $46.2 million and $35.7 million, respectively, reflect increases of 59% and 73%, respectively, compared to the results for the first quarter of 2003(1).

- We have also strengthened and simplified our capital structure by reducing our long-term debt by 42% from $203.8 million as of January 1, 2003 to $119.0 million as of June 30, 2004 and reducing the stated value of our outstanding redeemable convertible preferred stock from a previous high of $72.7 million as of June 30, 2003 to $32.4 million as of June 30, 2004. As a result of reductions of long-term debt and outstanding redeemable convertible preferred stock, our combined interest expense and dividends on an annualized basis as of June 30, 2004 is approximately $7.4 million less than our combined interest expense and dividends were on an annualized basis as of January 1, 2003.

At our Biloxi Marshlands project in south Louisiana, we have established a position that includes over 175,000 net acres of leases and options together with approximately 540 square miles of 3-D seismic data that we have acquired to date. Since we began drilling operations at Biloxi in 2002, we have successfully drilled and completed approximately 77% of our wells, or ten successful wells in 13 attempts, with operations on one well still in progress. These operations have increased production rates for this project from zero in early March 2003 to over 65 Mmcfe/d as of June 30, 2004, or 40.5 Mmcfe/d net to our interest. Of the ten successful wells drilled to date, seven wells have been placed on production and three wells are waiting on tie-in of pipelines and production facilities expected to be completed during September 2004. We have scheduled 15 to 20 wells to be drilled in Biloxi during 2004 and plan to drill about two wells per month for the remainder of the year into 2005. In addition, we currently plan to drill up to 12 additional wells in other areas during 2004. These include five wells at Weeks Island, up to three wells at Riceville, up to three wells at Turtle Bayou and one well at Ramos.

                            PROPOSED EQUITY OFFERING

We will use a portion of the net proceeds of this equity offering to repay borrowings under our senior secured credit agreement, which will increase funds available for us to accelerate planned capital expenditures for drilling activities and related pipeline construction. In addition, we intend to repurchase all or part of the 7,082,030 shares of our common stock currently beneficially owned by Shell Oil Company. See "Stock Purchase Agreement". We believe that the repurchase together with the shares issued in this offering will broaden our shareholder base and further increase our financial flexibility.
---------------

(1) Discretionary cash flow is reconciled as follows (in millions):

                                                              QUARTER ENDED
                                                                MARCH 31,
                                                              -------------
                                                              2003    2004
                                                              -----   -----
Discretionary cash flow.....................................  $20.6   $35.7
  Adjustments:
    Interest on convertible debt............................    (.3)    (.3)
    Net changes in working capital..........................   (2.5)    1.6
                                                              -----   -----
Net cash provided by operating activities...................  $17.8   $37.0
                                                              =====   =====

We refer to a non-GAAP financial measure we call "discretionary cash flow." Management believes this measure is a financial indicator of our ability to internally fund capital expenditures and service outstanding debt. Management also believes this non-GAAP financial measure of cash flow is useful information to investors because it is widely used by professional research analysts in the valuation, comparison, rating and investment recommendations of companies within the oil and gas exploration and production industry. Discretionary cash flow should not be considered an alternative to net cash provided by operating activities or net income, as defined by GAAP.

                               BUSINESS STRATEGY

We have established a substantial acreage and seismic data position in our niche area of the Gulf Coast region of south Louisiana and southeast Texas. We believe that we have an advantage over our competition because of the experienced professionals across every discipline of the company from geology/geophysics to engineering, land and finance. The result is a track record demonstrated through our core competency as finders of significant quantities of oil and natural gas reserves that has resulted in the generation and/or participation in the discovery of approximately 750 Bcfe since 1992. We have created a substantial inventory of low-risk prospects on acreage positions that we control with proprietary 3-D seismic data, leases and options. This allows us to generate low-risk, repeatable exploration/exploitation prospects with multi-well opportunities that form the engine for our future growth.

In 2001, we embarked on a strategy that enabled us to acquire a position in over 175,000 contiguous acres in south Louisiana, known as our Biloxi Marshlands project, over which we have acquired 450 square miles of 3-D proprietary seismic data. We believe that our acreage and seismic data positions in the area provide barriers to entry for our competition and give us control to develop a low-risk prospect inventory with competitive finding and development costs, low lifting costs and high initial well flow rates ranging from 6 to 28 Mmcfe/d. To date, we have achieved a 77% success ratio for drilling on this project.

We strive to achieve the following key elements of our strategy:

 -- generate low-cost reserves through exploration, exploitation and development drilling of a risk-balanced portfolio of high potential prospects;

 -- maintain a geographic focus in south Louisiana, the Texas Gulf Coast and offshore in the Gulf of Mexico, where we apply our professional and technical knowledge to the development of our high quality project inventory;

 -- utilize our 3-D seismic expertise to reduce geological risk, improve the probability of success, optimize well locations and reduce our finding costs;

 -- match percentage ownership in each prospect to equal the probability of success, increasing the impact of discoveries on shareholder value; and

 -- maintain operational control to manage quality, costs and timing of our drilling and production activities.

                              RECENT DEVELOPMENTS

Second quarter 2004 results

We expect net production for the second quarter of 2004 to total between 8.7 and
9.0 Bcfe, or 95 to 100 Mmcfe/d. We expect earnings per share to total $0.08 to $0.11 per fully diluted share outstanding, in line with current consensus estimates. Discretionary cash flow for the second quarter of 2004 is expected to total $36.5 million to $39.0 million(1).

Biloxi Marshlands operations

In July 2004, we announced results from our Biloxi Marshlands ("BML") No. 7-2 well at the South Atlas prospect area. Electric log analysis reflected approximately 70 feet of gross gas pay (64 feet net) in the Cris "I" sand interval between 9,033 feet and 9,103 feet measured depth. The well was recently tested through ten feet of perforations at a stabilized gross daily flow rate of
13.3 Mmcf/d through a 30/64-inch choke. Flowing tubing pressure was measured at 3,134 psi and shut-in tubing pressure was measured at 3,688 psi. The well is expected to be placed on production during August 2004 after completion of the pipeline and facility tie-ins. We own a 92% working interest in the well.

We have mobilized the drilling rig from the BML No. 7-2 location to the BML No. 7-3 location on the Pluto prospect. We have spudded the well and we are currently drilling at 4,000 feet measured depth. We expect to complete drilling operations on the BML No. 7-3 by mid-August 2004. We also hold a 92% working interest in this well.

The Ducros et al No. 32-1 well at our Apollo prospect was logged following drilling operations with approximately 66 feet of apparent net gas pay between 11,495 feet and 11,642 feet measured depth. During completion operations, prior to perforating the well, a wireline gauge tool lodged in the production string. We sidetracked the well past the obstruction and the well is currently drilling at approximately 11,200 feet measured depth. The well is expected to reach total depth and be ready to place on production commensurate with the completion of the pipeline and production facilities during August 2004. We hold a 92% working interest in the well.

We recently began construction of a seven-mile pipeline and gathering system to the southern extension of our acreage position in the BML project area. Approximately six miles of pipeline have been laid, and we expect to complete the remaining one mile before the end of August 2004. We are currently constructing a satellite production facility to accommodate production from the Ducros et al No. 32-1 well (Apollo prospect) and the BML 22/SL 17980 #1 well (Eros prospect). In addition, we are permitting and will construct an additional facility to serve the BML No. 7-2 well (South Atlas prospect) and any future wells surrounding the BML No. 7-2 well. We expect to place those wells and any further discoveries in the surrounding area on production by early September 2004. Production tests from the BML 22/SL 17980 #1 well and the BML No. 7-2 totaled a combined gross rate of 22.6 Mmcf/d, and the Ducros et al No. 32-1 well is expected to test by early August 2004. On June 30, 2004, our daily production was approximately 100 Mmcfe/d not including the three wells set out above.
---------------

(1) Expected discretionary cash flow is reconciled as follows (in millions):

                                                              MINIMUM   MAXIMUM
                                                              -------   -------
Discretionary cash flow.....................................   $36.5     $39.0
Adjustments:
  Changes in working capital................................    (3.4)     (3.4)
                                                               -----     -----
Net cash provided by operating activities...................   $33.1     $35.6
                                                               =====     =====

Refer to discretionary cash flow footnote located on page S-2.

Enterprise prospect

During July 2004, drilling operations began for the Hosemann #1 well on the Enterprise prospect. The well is being drilled to a proposed total depth of 18,500 feet and is currently drilling at 7,600 feet. We are non-operator of the well and after payout of the drilling costs our working interest is approximately 30%.

Weeks Island operations

In the Weeks Island field, we are drilling our Goodrich Cocke #10 well on the Camille prospect. The well is being drilled to a total depth of approximately 11,700 feet measured depth and is currently at approximately 10,000 feet. We hold a 97% working interest in the well.

Conversion of Series C preferred stock

In June 2004, we exercised our right to convert one-third of our remaining issued and outstanding Series C Redeemable Convertible Preferred Stock into shares of our common stock. Based on this conversion and other voluntary conversions, our outstanding Series C preferred stock has been reduced from a high stated value of approximately $72.7 million as of June 30, 2003 to approximately $32.4 million as of June 30, 2004, representing a cash savings in dividends of approximately $3.4 million on an annualized basis. Under the terms of the Series C preferred stock, we could elect to convert up to one-third of the then-outstanding Series C preferred stock into shares of our common stock upon obtaining a closing price of our common stock for 30 out of 40 consecutive trading days that is greater than 150% of the $4.45 conversion price for the Series C preferred stock. The conversion was completed on a pro rata basis and included a cash payment for accrued and unpaid dividends through the June 8, 2004 conversion date, at which time dividends ceased to accrue on the converted shares.

                                  THE OFFERING

Common stock offered by
Meridian.......................   12,000,000 shares. We have also granted the
                                  underwriters an option to purchase 1,800,000 additional shares to cover over-allotments.

Common stock to be outstanding
after this offering and the
repurchase of our common stock
from Shell.....................   78,294,294 shares (or 79,012,264 shares if the
                                  over-allotment option is exercised in full)

Use of proceeds................   We will use a portion of the net proceeds of
                                  this equity offering to repay borrowings under our senior secured credit agreement, which will increase funds available for us to accelerate planned capital expenditures. In addition, we intend to repurchase all or part of the 7,082,030 shares of our common stock currently beneficially owned by an affiliate of Shell Oil Company. See "Use of proceeds" and "Stock Purchase Agreement".

Risk factors...................   An investment in our common stock involves
                                  risks. Please read the section entitled "Risk factors" beginning on page 2 of the accompanying prospectus for a discussion of some of the factors.

New York Stock Exchange
symbol.........................   TMR

The number of shares of our common stock outstanding after this offering is based upon 72,294,294 shares of common stock outstanding as of July 15, 2004, and excludes:


        -- outstanding warrants and options to acquire approximately 6.5 million shares of our common stock at a weighted average exercise price of $3.58 per share; rights to receive approximately 2.8 million shares of our common stock under deferred compensation plans; and rights to purchase 60,762 additional shares of our common stock (or for 68,033 shares if the over-allotment option is exercised in full) that will arise in connection with this offering pursuant to the terms of each of two outstanding warrants issued to our chief executive officer and our president in 1990. Under the terms of these warrants, the number of shares of our common stock and the purchase price per share are subject to adjustment for the issuance of our common stock such that each warrant will permit the holder to purchase at the same aggregate exercise price a number of shares of our common stock equal to the same percentage of outstanding shares of our common stock that the holder could purchase before the issuance. Currently, each of these outstanding warrants entitle the holder to purchase approximately 1% of our outstanding shares for an aggregate purchase price of $94,303. The issuance of shares in connection with the repurchase of our common stock from Shell will not increase amounts issuable under these warrants; and


        -- $32.4 million stated value of 8.5% Redeemable Convertible Preferred Stock that is convertible into an aggregate of approximately 7.2 million shares of our common stock at an exercise price of $4.45 per share.

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table shows summary historical consolidated financial data for the periods and as of the dates indicated. The summary historical consolidated financial data as of and for the years ended December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements. The summary historical consolidated financial data as of and for the three months ended March 31, 2003 and 2004 are derived from our unaudited consolidated financial statements. We believe, unless otherwise disclosed, that these unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of these financial statements. Results of operations for the interim period are not necessarily indicative of the results of operations for the entire year. Our summary historical consolidated financial data should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference in this prospectus supplement.

----------------------------------------------------------------------------------------------
                                                                           THREE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,            MARCH 31,
                                          ------------------------------   -------------------
     ($000, EXCEPT PER SHARE DATA)          2001       2002       2003       2003       2004
----------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenues:
   Oil and natural gas..................  $176,646   $106,992   $137,124   $ 28,987   $ 46,140
   Interest and other...................     1,414        478        355         38         52
                                          ----------------------------------------------------
                                           178,060    107,470    137,479     29,025     46,192
                                          ----------------------------------------------------
Operating costs and expenses:
   Oil and natural gas operating........    16,625     11,935     11,260      2,484      3,008
   Severance and ad valorem taxes.......    11,761      8,235      7,608      1,819      2,317
   Depletion and depreciation...........    67,450     60,972     75,441     14,655     23,701
   General and administrative...........    13,506     11,820     11,610      2,810      3,204
   Accretion expense....................         -          -        667        128        119
   Issuance of stock grants.............     5,566          -          -          -          -
   Impairment of long-lived assets......     6,580     69,124          -          -          -
                                          ----------------------------------------------------
                                           121,488    162,086    106,586     21,896     32,349
                                          ----------------------------------------------------
Earnings (loss) before interest & income
  taxes.................................    56,572    (54,616)    30,893      7,129     13,843
Other expenses:
   Interest expense.....................    20,092     13,928     11,496      2,476      2,169
   Debt conversion expense..............         -          -          -          -      1,188
   Credit facility retirement costs.....         -      1,202          -          -          -
                                          ----------------------------------------------------
Earnings (loss) before income taxes.....    36,480    (69,746)    19,397      4,653     10,486
                                          ----------------------------------------------------
Income taxes:
   Current..............................      (300)       298       (731)         -      1,000
   Deferred.............................    13,800    (22,300)     4,980          -      2,900
                                          ----------------------------------------------------
                                            13,500    (22,002)     4,249          -      3,900
                                          ----------------------------------------------------

----------------------------------------------------------------------------------------------
                                                                           THREE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,            MARCH 31,
                                          ------------------------------   -------------------
     ($000, EXCEPT PER SHARE DATA)          2001       2002       2003       2003       2004
----------------------------------------------------------------------------------------------
Earnings (loss) before cumulative effect
  of change in accounting principle.....    22,980    (47,744)    15,148      4,653      6,586
Cumulative effect of change in
  accounting principle..................         -          -     (1,309)    (1,309)         -
                                          ----------------------------------------------------
Net earnings (loss).....................  $ 22,980   $(47,744)  $ 13,839   $  3,344   $  6,586
                                          ----------------------------------------------------
Dividends on preferred stock............       429      4,268      6,593      1,623      1,299
                                          ----------------------------------------------------
Net earnings (loss) applicable to common
  stockholders..........................  $ 22,551   $(52,012)  $  7,246   $  1,721   $  5,287
                                          ----------------------------------------------------
Net earnings (loss) per common share:
   Basic................................  $   0.47   $  (1.05)  $   0.14   $   0.03   $   0.08
   Diluted..............................      0.43      (1.05)      0.13       0.03       0.08
Weighted avg number of common shares
  outstanding:
   Basic................................    48,350     49,763     53,325     50,090     63,010
   Diluted..............................    55,842     49,763     57,144     50,090     68,341
----------------------------------------------------------------------------------------------
                                                                           THREE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,            MARCH 31,
                                          ------------------------------   -------------------
                 ($000)                     2001       2002       2003       2003       2004
----------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF CASH FLOWS
  DATA:
Cash provided by (used by):
   Operating activities.................  $153,487   $ 42,523   $ 91,622   $ 17,792   $ 37,040
   Investing activities.................  (103,501)   (77,114)   (67,027)   (15,950)   (25,372)
   Financing activities.................  (130,768)    27,538    (19,061)    (1,915)    (8,493)
----------------------------------------------------------------------------------------------
                                                AS OF DECEMBER 31,           AS OF MARCH 31,
                                          ------------------------------   -------------------
                 ($000)                     2001       2002       2003       2003       2004
----------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET DATA:
   Cash and cash equivalents............  $ 14,340   $  7,287   $ 12,821   $  7,214   $ 15,996
   Total assets.........................   507,900    456,240    448,749    468,386    451,633
   Total debt...........................   210,000    203,750    152,320    202,500    127,000
   Preferred securities.................         -     69,690     60,446     69,690     53,873
   Stockholders' equity.................   188,221    133,393    184,335    133,409    216,142
----------------------------------------------------------------------------------------------

SUMMARY OPERATING DATA

The following table sets forth summary operating data for the periods indicated.

----------------------------------------------------------------------------------------------
                                                                           THREE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,            MARCH 31,
                                         -------------------------------   -------------------
                                           2001        2002       2003       2003       2004
----------------------------------------------------------------------------------------------
PRODUCTION VOLUMES:
   Oil (Mbbl)..........................      2,918      2,213      1,403        397        311
   Natural gas (Mmcf)..................     22,085     15,578     20,142      3,263      6,729
   Combined (Mmcfe)....................     39,594     28,856     28,563      5,646      8,596
AVERAGE REALIZED PRICES:(1)
   Oil (Bbl)...........................  $   25.17   $  24.67   $  24.97   $  25.15   $  25.10
   Natural gas (Mcf)...................       4.67       3.36       5.07       5.82       5.70
   Combined (Mcfe).....................       4.46       3.71       4.80       5.13       5.37
AVERAGE WELLHEAD PRICES:(2)
   Oil (Bbl)...........................  $   25.17   $  24.75   $  29.76   $  33.02   $  32.56
   Natural gas (Mcf)...................       4.67       3.43       5.47       7.04       5.89
   Combined (Mcfe).....................       4.46       3.75       5.32       6.39       5.79
COSTS PER MCFE:
Oil and gas operating..................  $    0.42   $   0.41   $   0.39   $   0.44   $   0.35
Severance/ad valorem taxes.............       0.30       0.29       0.27       0.32       0.27
Depletion and depreciation.............       1.70       2.11       2.64       2.60       2.76
General and administrative.............       0.34       0.41       0.41       0.50       0.37
----------------------------------------------------------------------------------------------

(1) Represents revenue per unit as reported, which includes the impact of oil and natural gas hedging transactions.

(2) Represents revenue per unit unadjusted for the effect of oil and natural gas hedging transactions.

SUMMARY OIL AND GAS RESERVE INFORMATION

The following table sets forth summary data with respect to our estimated proved oil and gas reserves as of the dates indicated. The following estimates of our net proved oil and natural gas reserves have been reviewed by T.J. Smith & Company, Inc., independent petroleum engineers. Guidelines established by the Securities and Exchange Commission regarding the present value of future net revenues were used to prepare these reserve estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data and the interpretation of that data by petroleum engineers. In addition, the results of drilling, testing and production activities may require revisions of estimates that were made previously. Accordingly, estimates of reserves and their value are inherently imprecise and are subject to constant revision and change, and they should not be construed as representing the actual quantities of future production or cash flows to be realized from gas and oil properties or the fair market value of such properties.

-------------------------------------------------------------------------------------------
                                                                 YEAR ENDED DECEMBER 31,
                                                               ----------------------------
                                                                2001        2002       2003
-------------------------------------------------------------------------------------------
Proved reserves:
   Oil (Mbbl)...............................................    24,346     9,925      7,892
   Natural gas (Mmcf).......................................   176,922   107,626     98,469
   Combined (Mmcfe).........................................   322,998   167,176    145,821
Proved developed reserves (Mmcfe)...........................   165,909   127,293    112,375
Estimated reserve life (years)..............................       8.2       5.8        5.1
-------------------------------------------------------------------------------------------

                                USE OF PROCEEDS

We will use a portion of the net proceeds of this equity offering to repay borrowings under our senior secured credit agreement, which will increase funds available for us to accelerate planned capital expenditures for drilling activities and related pipeline construction. In addition, we intend to repurchase 6,000,000 shares (or all of the 7,082,030 shares if the underwriters' over-allotment option is exercised in full) of our common stock currently beneficially owned by Shell Oil Company. See "Stock Purchase Agreement". We believe that the repurchase together with the shares issued in this offering will broaden our shareholder base and further increase our financial flexibility.

As of June 30, 2004, we had $114.0 million principal amount of borrowings outstanding under our senior secured credit agreement bearing interest at an annual rate equal to the London interbank offered rate of 1.59% as of June 30, 2004 plus 2.25%. The senior secured credit agreement has a final maturity date of August 13, 2005. Borrowings under this credit agreement were used during the past year to fund drilling activities, to acquire seismic data and for general working capital purposes.

                            STOCK PURCHASE AGREEMENT

We have entered into a stock purchase agreement with an affiliate of Shell Oil Company to repurchase up to 7,082,030 shares of our common stock currently beneficially owned by Shell at a purchase price per share equal to the net proceeds per share that we receive in the offering, after underwriting discounts and commissions. We will purchase up to 6,000,000 of those shares with a portion of the net proceeds from this offering, and will purchase the remaining 1,082,030 shares from Shell if the underwriters' over-allotment option is exercised in full. The shares to be sold to us by Shell represent approximately 9.8% of the shares of our common stock outstanding prior to this offering and are all of the shares of our common stock currently beneficially owned by Shell, according to filings made by Shell with the Securities and Exchange Commission.

                                 CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2004:

 --  on an actual basis;

 -- pro forma to give effect to the conversion of 215,020 shares of our 8.5% redeemable convertible preferred stock during the second quarter of 2004; and

 -- pro forma, as adjusted to give effect to this offering and the application of the estimated net proceeds from the sale of common stock (without giving effect to any shares sold under the underwriters' over-allotment option) based on an estimated public offering price of $7.75 per share and our repurchase of 6,000,000 shares of our common stock from Shell.

You should read this table in conjunction with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus.

-----------------------------------------------------------------------------------------------
                                                                    MARCH 31, 2004
                                                       ----------------------------------------
                                                                                      PRO FORMA
(UNAUDITED) ($000)                                       ACTUAL      PRO FORMA      AS ADJUSTED
-----------------------------------------------------------------------------------------------
Cash and Cash Equivalents............................  $ 15,996   $     15,996   $       15,996
                                                       ----------------------------------------
                                                       ----------------------------------------
Bank Debt:
   Revolving Credit Agreement(1).....................  $117,000   $    117,000   $       72,680
   Subordinated Credit Agreement(2)..................    10,000         10,000           10,000
                                                       ----------------------------------------
      Total bank debt................................   127,000        127,000           82,680
                                                       ----------------------------------------
8.5% Redeemable Convertible Preferred Stock..........    53,873         32,371           32,371
                                                       ----------------------------------------
Stockholder's Equity:
   Common stock, $.01 par value (200,000,000 shares
      authorized, issued 67,389,791 shares actual,
      72,221,618 pro forma and 78,221,618 pro forma,
      as adjusted)...................................       701            749              809
   Additional paid-in capital........................   421,977        442,607          486,867
   Accumulated deficit...............................  (197,205)      (197,205)        (197,205)
   Accumulated other comprehensive loss..............    (8,989)        (8,989)          (8,989)
   Unamortized deferred compensation.................      (342)          (342)            (342)
                                                       ----------------------------------------
      Total stockholders' equity.....................   216,142        236,820          281,140
                                                       ----------------------------------------
Total Capitalization.................................  $397,015   $    396,191   $      396,191
-----------------------------------------------------------------------------------------------

(1) Does not reflect a $3.0 million repayment on the revolving credit facility that was made in June 2004.

(2) Does not reflect a $5.0 million repayment on the subordinated debt that was made in April 2004. We currently plan to make a final $5.0 million repayment of principal in December 2004.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is traded on the New York Stock Exchange under the symbol "TMR". The following table sets forth, for the periods indicated, the high and low sale prices per share for the common stock as reported on the New York Stock
Exchange:

---------------------------------------------------------------------------
                                                              HIGH     LOW
---------------------------------------------------------------------------
2004:
First quarter...............................................  $6.52   $5.15
Second quarter..............................................   7.65    6.03
Third quarter (through July 16).............................   7.84    6.76
2003:
First quarter...............................................  $1.78   $0.94
Second quarter..............................................   4.73    0.92
Third quarter...............................................   5.16    4.00
Fourth quarter..............................................   6.14    3.88
2002:
First quarter...............................................  $4.99   $3.01
Second quarter..............................................   4.94    2.80
Third quarter...............................................   3.70    2.05
Fourth quarter..............................................   2.28    0.50
---------------------------------------------------------------------------

On July 16, 2004, the last reported sale price for our common stock, as reported by the NYSE, was $7.75 per share. As of July 15, 2004, there were approximately 812 holders of record of our common stock.

We have never declared or paid, and do not anticipate declaring or paying in the near future, any dividends on our common stock. Rather, we anticipate that we will retain all of our future earnings, if any, for use in the continued development and operation of our business, including exploratory and development drilling activities. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on the existing conditions, including our financial condition, results of operation, contractual restrictions, capital requirements, business prospects and such other factors as our board deems relevant. Our existing credit agreement also prohibits us from paying dividends of cash or other assets.

                                   MANAGEMENT

The names and backgrounds of our management and each of our directors are set forth below.
--------------------------------------------------------------------------------

NAME OF OFFICER                        AGE   POSITION WITH THE COMPANY
---------------------------------------------------------------------------------------------------
Joseph A. Reeves, Jr.                  57    Chairman of the Board and Chief Executive Officer
Michael J. Mayell                      57    Director and President
Lloyd V. DeLano                        53    Senior Vice President and Chief Accounting Officer
Thomas J. Tourek                       61    Senior Vice President--Exploration--TMRX
James W. Carrington, Jr.               53    Senior Vice President--Land and Legal--TMRX
Alan S. Pennington                     50    Vice President--Business Development--TMRX
A. Dale Breaux                         55    Vice President--Operations--TMRX
E. L. Henry                            68    Director
Joe E. Kares                           60    Director
Gary A. Messersmith                    55    Director
David W. Tauber                        54    Director
James T. Bond                          79    Director
---------------------------------------------------------------------------------------------------

Joseph A. Reeves, Jr. is Chairman of the Board and Chief Executive Officer of the Company. Prior to assuming his positions with the Company, Mr. Reeves held similar positions with the Company's predecessor, Texas Meridian Resources, Ltd. ("TMR"), from 1988 to 1990.

Michael J. Mayell is President of the Company. Prior to assuming such position with the Company, Mr. Mayell held a similar position with TMR, from 1988 until 1990.

Lloyd V. DeLano joined the Company in January 1992 performing contract work and became an employee of the Company in October 1992. Mr. DeLano was named Vice President--Director of Accounting of The Meridian Resource & Exploration LLC (a wholly owned subsidiary of the Company) ("TMRX") in April 1993. In June 1996, Mr. DeLano was named Vice President and Chief Accounting Officer of the Company and in June 2002 he was named Senior Vice President. Mr. DeLano is a Certified Public Accountant with 30 years of oil and natural gas experience.

Thomas J. Tourek, Senior Vice President--Exploration of TMRX. Mr. Tourek joined Meridian in June 1999, after nearly 30 years of experience at Shell in the discovery and development exploration and production projects. His successes in managing and performing geological and geophysical (including 3-D) evaluations span the greater Gulf of Mexico Basin, Europe, Africa, Latin America, and the Middle and Far East. Mr. Tourek holds a Bachelor of Science Degree in Geology from Wittenberg University, and a Masters Degree and Ph.D in Geology from Johns Hopkins University.

James W. Carrington, Jr. joined the Company in March 1998 as Vice President of Land of TMRX and in June 2002 he was named Senior Vice President, Land and Legal, of TMRX. Prior to assuming his position with the Company, Mr. Carrington was employed by CNG Producing Company.

Alan S. Pennington joined the Company in August 1989 as Vice President--Geology of TMRX and has held several positions with the Company. He has served as Senior Vice President--Business Development of TMRX since 2002.

A. Dale Breaux joined the Company in 2002 and is currently the Vice President--Operations of TMRX. Mr. Breaux has nearly 30 years of field and management experience in onshore and offshore drilling operations at Sun Oil Company, Campbell Energy Corporation, and Petrofina. Mr. Breaux holds a Bachelor of Science in Petroleum Engineering from the University of Louisiana in Lafayette.

E. L. Henry has been a partner with the law firm of Adams and Reese L.L.P. in Baton Rouge, Louisiana since 1987. Mr. Henry was formerly Commissioner of the Division of Administration for the State of Louisiana from 1980 through 1984, a member of the Louisiana House of Representatives from 1968 through 1980 and Speaker of the Louisiana House of Representatives from 1972 through 1980.

Joe E. Kares has been a partner with the public accounting firm of Kares & Cihlar in Houston, Texas since 1980.

Gary A. Messersmith has been a partner with the law firm of Looper, Reed & McGraw, a Professional Corporation, in Houston, Texas since 2001, and from 1982 to 2001 was a partner with the law firm of Fouts & Moore, L.L.P. in Houston, Texas.

David W. Tauber has served as owner/principal of Tauber Oil Company, a marketer of fuel oil and carbon black located in Houston, Texas, since 1984.

James T. Bond is President of JTB Exploration and was formerly General Manager of H.L. Hawkins, Jr. Oil and Gas located in Houston and New Orleans, Louisiana. He has been associated with such company for over fifty years.

                                  UNDERWRITING

The underwriters named below are acting through their representative, Friedman, Billings, Ramsey & Co., Inc. Subject to the terms and conditions set forth in the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the number of shares of our common stock set forth opposite their names below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of our common stock is subject to certain conditions.

------------------------------------------------------------------------------
UNDERWRITERS                                                  NUMBER OF SHARES
------------------------------------------------------------------------------
Friedman, Billings, Ramsey & Co., Inc. .....................
A.G. Edwards & Sons, Inc....................................
                                                              ----------------
  Total.....................................................        12,000,000
------------------------------------------------------------------------------

We have granted the underwriters an option exercisable during the 30-day period after the date of this prospectus supplement to purchase from us, at the public offering price less underwriting discounts and commissions, up to an additional 1,800,000 shares of our common stock for the sole purpose of covering over-allotments, if any. To the extent that the underwriters exercise the option, each underwriter will be committed, subject to certain conditions, to purchase that number of additional shares of common stock that is proportionate to such underwriter's initial commitment.

Under the terms and conditions of the underwriting agreement, the underwriters are committed to purchase all the common stock offered by this prospectus supplement, other than the shares subject to the over-allotment option, if any is purchased. We have agreed to indemnify the underwriters against certain civil liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of such liabilities. We also have agreed to reimburse the underwriters for their reasonable out-of-pocket expenses in connection with this offering, including reimbursement of their legal fees and expenses.

The underwriters initially propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such offering price less a
concession not to exceed $     per share. The underwriters may allow, and such
dealers may reallow, a concession not to exceed $     per share to certain other
dealers.

After the common stock being offered by this prospectus supplement is released for sale to the public, the underwriters may change the offering price and other selling terms.

The following table provides information regarding the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase from us up to an additional 1,800,000 shares to cover over-allotments.

-----------------------------------------------------------------------------------------------
                                                              NO EXERCISE OF   FULL EXERCISE OF
                                                              OVER-ALLOTMENT     OVER-ALLOTMENT
                                                                      OPTION             OPTION
-----------------------------------------------------------------------------------------------
Per share...................................................  $                $
  Total.....................................................  $                $
-----------------------------------------------------------------------------------------------

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $320,000.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the public offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the representative a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common stock, and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time.

Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. These transactions may be effected on the New York Stock Exchange or in the over-the-counter market or otherwise. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters have informed us that they do not intend to confirm sales of the common stock offered by this prospectus supplement to any accounts over which they exercise discretionary authority.

We, our executive officers and directors, and Shell have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock or any right to acquire shares of our common stock, for a period of (i) 90 days, for us and our executive officers and directors and (ii) 45 days, for Shell, from the date of this prospectus supplement. These restrictions are subject to exceptions related to options granted under existing employee benefit plans and our existing director's stock option plan. In addition, Friedman, Billings, Ramsey & Co., Inc., may at any time and without notice release all or any portion of the common stock subject to the foregoing lock-up agreements, although it has no present intention of doing so.

A prospectus in electronic format may be made available on the Internet sites of or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors. A prospectus in electronic format may be made available on www.fbr.com, the Internet web site maintained by Friedman, Billings, Ramsey Group, Inc., the parent company of Friedman, Billings, Ramsey & Co., Inc. We will not effect any sales of our common stock in this offering by electronic means or over the Internet.

The underwriters have from time to time in the past provided, and may from time to time in the future provide, investment banking and general financing services to us for which they have in the past received, and may in the future receive, customary and usual fees.

                                 LEGAL MATTERS

The validity of the shares of common stock to be sold in the offering under this prospectus supplement will be passed upon for us by our counsel, Fulbright & Jaworski L.L.P., Houston, Texas. Certain legal matters in connection with the common stock offered under this prospectus supplement will be passed upon for the underwriter by Andrews Kurth LLP, Houston, Texas.

                                    EXPERTS

Our consolidated financial statements as of and for the year ended December 31, 2003 appearing in our Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by BDO Seidman, LLP, independent registered public accounting firm, as set forth in their report thereon included in that Annual Report and incorporated into this prospectus supplement by reference. Such consolidated financial statements are incorporated into this prospectus supplement by reference in reliance upon such report given on the authority of BDO Seidman, LLP as experts in accounting and auditing.

Our consolidated financial statements as of and for the years ended December 31, 2002 and December 31, 2001 appearing in our Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included in that Annual Report and incorporated into this prospectus supplement by reference. Such consolidated financial statements are incorporated into this prospectus supplement by reference in reliance upon such report given on the authority of Ernst & Young LLP as experts in accounting and auditing.

                               RESERVE ENGINEERS

We have derived the estimates of proved oil and natural gas reserves and related future net revenues and the present value thereof as of December 31, 2001, 2002 and 2003, included in our Annual Report on Form 10-K for the year ended December 31, 2003, from the reserve report of T.J. Smith & Company, Inc., independent petroleum engineers. We have incorporated all of that information by reference into this prospectus summary on the authority of T.J. Smith & Company, Inc. as experts in such matters.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE



The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC (excluding any information furnished pursuant to Item 9 or Item 12 on any Current Report on Form 8-K) will automatically update certain information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:



        -- Meridian's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as amended by Form 10-K/A filed April 29, 2004;



        -- Meridian's Quarterly Report on Form 10-Q for the three months ended March 31, 2004;



        -- Meridian's Current Report on Form 8-K filed July 22, 2004 (excluding any information furnished pursuant to Item 12);



        -- Meridian's Registration Statement on Form 8-A filed May 13, 1999 (description of Rights); and



        -- Meridian's Registration Statement on Form 8-A filed March 19, 1997 (description of common stock).



Upon oral or written request, we will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any document incorporated by reference in this prospectus, other than exhibits to any such document not specifically described above. Send your requests to Lloyd DeLano, Senior Vice President and Chief Accounting Officer, The Meridian Resource Corporation, 1401 Enclave Parkway, Suite 300, Houston, Texas 77077, telephone number: 281-597-7000.

                                    GLOSSARY

The terms defined in this section are used throughout this prospectus supplement:

BBL Barrel of crude oil, condensate or natural gas liquids.

BCFE Billion cubic feet of natural gas equivalent using the ratio of one barrel of crude oil, condensate or natural gas liquids to 6 Mcf of natural gas.

FIELD An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature or stratigraphic condition.

GROSS ACRES OR GROSS
WELLS The total acres or wells, as the case may be, in which a working interest is owned.

MBBL Thousand barrels of crude oil, condensate or natural gas liquids.

MCF                       Thousand cubic feet of natural gas.

MMCF/D                    Million cubic feet of natural gas per day.

MMCFE Million cubic feet of natural gas equivalent using the ratio of one barrel of crude oil, condensate or natural gas liquids to 6 Mcf of natural gas.

MMCFE/D                   Mmcfe per day.

PROVED DEVELOPED RESERVES Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

PROVED RESERVES           The estimated quantities of crude oil, natural gas and
                          natural gas liquids which geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions.

PROVED UNDEVELOPED
RESERVES Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required.

PV-10 OR PRESENT VALUE    When used with respect to oil and natural gas
                          reserves, PV-10 value or present value means the estimated future gross revenue to be generated from the production of proved reserves, net estimated production and future development costs, using prices and costs in effect at the determination date, before income taxes, and without giving effect to non-property-related expenses, discounted to the present value using an annual discount rate of 10% in accordance with the guidelines of the SEC.

RESERVE LIFE              Estimated proved reserves at year end divided by the
                          total production during the year.

PROSPECTUS

                         (MERIDIAN RESOURCE CORP. LOGO)

                                  $350,000,000

               DEBT SECURITIES, PREFERRED STOCK AND COMMON STOCK

                             ---------------------

                             SUBSIDIARY GUARANTORS
                              (AS DEFINED HEREIN)

                         GUARANTEES OF DEBT SECURITIES

     This prospectus relates to the following securities of The Meridian Resource Corporation (the "Securities"):

     - debt securities, which may be senior or subordinated debt securities (the Subsidiary Guarantors may from time to time fully and unconditionally guarantee the debt securities);

     - preferred stock; and

     - common stock.

     We will provide the specific terms of the Securities in supplements to this prospectus. This prospectus may not be used to sell Securities unless it is accompanied by a prospectus supplement.

     Our common stock is listed on the New York Stock Exchange (the "NYSE") under the trading symbol "TMR". Any common stock sold pursuant to a prospectus supplement will be listed on that exchange, subject to official notice of issuance. On July 2, 2004 the last reported sales price for our common stock was $7.02 per share.

     Our address is 1401 Enclave Parkway, Suite 300, Houston, Texas, 77077, and our telephone number is (281)597-7000.

     YOU SHOULD CAREFULLY REVIEW AND CONSIDER THE INFORMATION UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 2 OF THIS PROSPECTUS AND UNDER THE SAME HEADING IN THE APPLICABLE PROSPECTUS SUPPLEMENT BEFORE INVESTING IN THE SECURITIES.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

July 7, 2004

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
ABOUT THIS PROSPECTUS.......................................     i
ABOUT THE MERIDIAN RESOURCE CORPORATION.....................     1
THE SUBSIDIARY GUARANTORS...................................     1
RISK FACTORS................................................     2
FORWARD-LOOKING STATEMENTS..................................     7
USE OF PROCEEDS.............................................     8
RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED
  FIXED CHARGES PLUS PREFERRED STOCK DIVIDEND
  REQUIREMENTS..............................................     8
DESCRIPTION OF DEBT SECURITIES..............................     9
DESCRIPTION OF COMMON AND PREFERRED STOCK OF MERIDIAN.......    17
PLAN OF DISTRIBUTION........................................    20
LEGAL MATTERS...............................................    21
EXPERTS.....................................................    21
RESERVE ENGINEERS...........................................    21
WHERE YOU CAN FIND MORE INFORMATION.........................    22
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............    22

                             ---------------------

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf registration process, we may offer any combination of the Securities described in this prospectus in one or more offerings with a total initial offering price of up to $350,000,000 as we may designate in prospectus supplements. We will offer the Securities described in this prospectus in one or more offerings with an aggregate offering price of up to $350,000,000.

     This prospectus provides you with a general description of the debt securities, preferred stock and common stock that we may offer. When we use this prospectus to offer Securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may add, update or change the information contained in this prospectus.

     We may offer the Securities in amounts, at prices, and on terms determined at the time of offering. We may sell the Securities directly to you or through underwriters we select. If we use underwriters to sell the Securities, we will name them and describe their compensation in a prospectus supplement.

     Please carefully read this prospectus and the prospectus supplement together with the additional information described under the heading "Where You Can Find More Information".

                    ABOUT THE MERIDIAN RESOURCE CORPORATION

     We are an independent oil and natural gas company that explores for, acquires and develops oil and natural gas properties utilizing 3-D seismic technology. Our operations are focused on the onshore oil and gas regions in south Louisiana, the Texas Gulf Coast and offshore in the Gulf of Mexico. As of December 31, 2003, we had proved reserves of approximately 146 Bcfe with a present value of future net cash flows before income taxes of approximately $507 million. Approximately 68% of our proved reserves were natural gas and approximately 77% were classified as proved developed.

     We believe we are among the leaders in the use of 3-D seismic technology by independent oil and natural gas companies. We also believe we have a competitive advantage in the areas where we operate because of our large inventory of lease acreage, seismic data coverage and experienced geotechnical, land and operational staff.

     Historically, our experienced technical team has internally generated the majority of our exploration projects. In addition, we generally serve as the operator through all phases of drilling, completing and producing our exploration and development projects. During the course of the prior eleven years, we have generated and participated in the discovery of approximately 800 Bcfe of new reserves. Recently, we have developed several shallower, low-risk exploration projects that we believe provide us with a higher level of confidence for success as well as better control of risks and costs than the deep exploration plays we have traditionally developed and drilled. Examples of this strategy include our Thornwell and Biloxi Marshlands fields. While this strategy has proven to be successful and will be the focus of our efforts to develop new oil and gas reserves in our producing region, it does not replace entirely our continued efforts to explore for deep reserves where the probability of success and the level of costs justify the risks associated with such opportunities.

     As of December 31, 2003, we had interests in leases and options to lease acreage in approximately 280,000 gross acres in Louisiana, Texas and the Gulf of Mexico. We also had rights or access to approximately 7,800 square miles of 3-D seismic data, which we believe to be one of the largest positions held by a company of our size operating in our core areas of operation.

     The Meridian Resource Corporation was incorporated in Texas in 1990, with headquarters located at 1401 Enclave Parkway, Suite 300, Houston, Texas 77077.

                           THE SUBSIDIARY GUARANTORS

     The Subsidiary Guarantors are The Meridian Resource & Exploration LLC, The Meridian Resource Corporation (Delaware), Louisiana Onshore Properties LLC and Cairn Energy USA, Inc. Each or all Subsidiary Guarantors may jointly and severally guarantee our payment obligations under any series of debt securities offered by this prospectus, as set forth in a related prospectus supplement.

                                  RISK FACTORS

     In addition to the information contained in this prospectus, in the prospectus supplements, and in the documents incorporated by reference into this prospectus, you should carefully consider the following information before making an investment decision. If any of the following risks actually occur, our financial condition and our results of operations could be materially and adversely affected. Additional risks and uncertainties not presently known to us may also impair our business operations.

     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results may differ from those anticipated in these forward-looking statements as a result of both the risks described below and factors described elsewhere in this prospectus. You should read the section below entitled "Forward-Looking Statements" for further discussion of these matters.

RISKS RELATED TO OUR DEBT

  OUR HIGH LEVEL OF INDEBTEDNESS MAY ADVERSELY AFFECT OPERATIONS AND LIMIT OUR GROWTH.

     As of March 31, 2004, we had long-term indebtedness of approximately $127.0 million (including approximately $10.0 million of current maturities of long-term indebtedness) compared to approximately $216.1 million of stockholders' equity, and we had a working capital deficit of approximately $14.1 million (including approximately $10.0 million of current maturities of long-term indebtedness). If we are unable to generate sufficient cash flows from operations in the future to service our debt, we may need to refinance all or a portion of our existing debt or to obtain additional financing. Such refinancing or additional financing may not be possible. Our ability to meet our debt service obligations and to reduce our total indebtedness will depend on our future performance and our ability to maintain or increase cash flows from our operations. These outcomes are subject to general economic conditions and to financial, business and other factors affecting our operations, many of which we do not control, including the prevailing market prices for oil and natural gas. Our business may not continue to generate cash flows at or above current levels.

  BORROWING LIMITS UNDER OUR CREDIT FACILITY ARE SUBJECT TO REDETERMINATION.

     As of May 31, 2004, we have outstanding indebtedness of $117.0 million under our revolving credit facility, which is only $10.5 million less than the current limit to our borrowings under that facility. The borrowing base under that facility is subject to quarterly redeterminations by our lenders. Our borrowing base is determined primarily by our oil and gas reserve amounts. Our lenders can redetermine the borrowing base to a lower level than the current borrowing base if they determine that our oil and gas reserves at the time of redetermination are inadequate to support the borrowing base then in effect. In the event our then-redetermined borrowing base is less than our outstanding borrowings under the facility, we will be required to repay the deficit over a 90-day period. If we are required to repay debt under our credit facility as a result of a downward borrowing base redetermination, we may not be able to obtain alternate borrowing sources at commercially reasonable rates.

  OUR LENDERS IMPOSE RESTRICTIONS ON US THAT LIMIT OUR ABILITY TO CONDUCT BUSINESS AND COULD ADVERSELY AFFECT OPERATIONS.

     Our credit facility contains restrictive covenants. The restrictive covenants impose significant operating and financial restraints that could impair our ability to obtain future financing, to make capital expenditures, to pay dividends, to engage in mergers or acquisitions, to withstand future downturns in our business or in the general economy or to otherwise conduct necessary corporate activities. Furthermore, we have pledged substantially all of our oil and natural gas properties and the stock of all of our principal operating subsidiaries as collateral for the indebtedness under our credit facility. If we are in material default of our obligations under that credit facility, the lenders are entitled to liens on additional oil and natural gas properties. This pledge of collateral to our credit facility lenders could impair our ability to obtain additional financing on favorable terms.

     A default under a restrictive covenant could result in a lender accelerating the payment of all borrowed funds, together with accrued and unpaid interest. We may not be able to remit such an accelerated payment or to access sufficient funds from alternative sources to remit any such payment. Even if we could obtain additional financing, the terms of that financing may not be favorable or acceptable to us.

RISKS OF OUR BUSINESS

  THE OIL AND NATURAL GAS MARKET IS VOLATILE AND EXPOSES US TO FINANCIAL RISKS.

     Our profitability, cash flow and the carrying value of our oil and gas properties are highly dependent on the market prices of oil and natural gas. Historically, the oil and natural gas markets have proven cyclical and volatile as a result of factors that are beyond our control. These factors include changes in tax laws, the level of consumer product demand, weather conditions, the price and availability of alternative fuels, the price and level of imports and exports of oil and natural gas, worldwide economic, political and regulatory conditions, and action taken by the Organization of Petroleum Exporting Countries.

     Any significant decline in oil and natural gas prices or any other unfavorable market conditions could have a material adverse effect on our financial condition and on the carrying value of our proved reserves. Consequently, we may not be able to generate sufficient cash flows from operations to meet our obligations and to make planned capital expenditures. Price declines may also affect the measure of discounted future net cash flows of our reserves, a result that could adversely impact the borrowing base under our credit facility and may increase the likelihood that we will incur additional impairment charges on our oil and natural gas properties for financial accounting purposes.

  OUR HEDGING TRANSACTIONS MAY NOT ADEQUATELY PREVENT LOSSES.

     We cannot predict future oil and natural gas prices with certainty. To manage our exposure to the risks inherent in such a volatile market, from time to time, we have entered into commodities futures, swap or option contracts to hedge a portion of our oil and natural gas production against market price changes. Hedging transactions are intended to limit the negative effect of further price declines, but may also prevent us from realizing the benefits of price increases above the levels reflected in the hedges.

  OUR RESERVE ESTIMATES MAY PROVE TO BE INACCURATE AND FUTURE NET CASH FLOWS ARE UNCERTAIN.

     Our estimates of the quantities of proved reserves and our projections of both future production rates and the timing of development expenditures are uncertain and may prove to be inaccurate. You should not construe these reserve estimates as the current market value of our oil and natural gas reserves. Any downward revisions of these estimates could adversely affect our financial condition and our borrowing base under the credit facility.

     Our reserve estimates must be reviewed by our reserve engineers, T.J. Smith & Company, Inc. The accuracy of our reserve estimates depends in large part on the quality of available data and on the engineering and geological interpretation of our engineers. Our engineers may calculate estimates that vary widely from estimates calculated by another team of independent engineers.

     Our engineers may even make material changes to reserve estimates based on the results of actual drilling, testing and production. Consequently, our reserve estimates often differ from the quantities of oil and natural gas we ultimately recover.

     We also make certain assumptions regarding future oil and natural gas prices, production levels, and operating and development costs that may prove incorrect when judged against our actual experience. Any significant variance from these assumptions could greatly affect our estimates of reserves, future net cash flows and our ability to borrow under our credit facility.

  WE DEPEND ON KEY PERSONNEL TO EXECUTE OUR BUSINESS PLANS.

     The loss of any key executives or any other key personnel could have a material adverse effect on our operations. We depend on the efforts and skills of our key executives, including Joseph A. Reeves, Jr., Chairman of the Board and Chief Executive Officer, and Michael J. Mayell, President and Chief Operating Officer. Moreover, as we continue to grow our asset base and the scope of our operations, our future profitability will depend on our ability to attract and retain qualified personnel.

  WE COMPETE AGAINST SIGNIFICANT PLAYERS IN THE OIL AND NATURAL GAS INDUSTRY, AND OUR FAILURE IN THE LONG-TERM TO COMPLETE FUTURE ACQUISITIONS SUCCESSFULLY COULD REDUCE OUR EARNINGS AND CAUSE REVENUES TO DECLINE.

     The oil and natural gas industry is highly competitive. Our ability to acquire additional properties and to discover additional reserves depends on our ability to consummate transactions in this highly competitive environment. We compete with major oil companies, other independent oil and natural gas companies, and individual producers and operators. Many of these competitors have access to greater financial and personnel resources than those to which we have access. Moreover, the oil and natural gas industry competes with other industries in supplying the energy and fuel needs of industrial, commercial and other consumers. Increased competition causing oversupply or depressed prices could materially adversely affect our revenues.

  THE OIL AND NATURAL GAS MARKET IS HEAVILY REGULATED.

     We are subject to various federal, state and local laws and regulations. These laws and regulations govern safety, exploration, development, taxation and environmental matters that are related to the oil and natural gas industry. To conserve oil and natural gas supplies, regulatory agencies may impose price controls and may limit our production. Certain laws and regulations require drilling permits, govern the spacing of wells and the prevention of waste, and limit the total number of wells drilled or the total allowable production from successful wells. Other laws and regulations govern the handling, storage, transportation and disposal of oil and natural gas and any byproducts produced in oil and natural gas operations. These laws and regulations could materially adversely impact our operations and our revenues.

     Laws and regulations that affect us may change from time to time in response to economic or political conditions. Thus, we must also consider the impact of future laws and regulations that may be passed in the jurisdictions where we operate. We anticipate that future laws and regulations related to the oil and natural gas industry will become increasingly stringent and cause us to incur substantial compliance costs.

  THE NATURE OF OUR OPERATIONS EXPOSES US TO ENVIRONMENTAL LIABILITIES.

     Our operations create the risk of environmental liabilities. We may incur liability to governments or to third parties for any unlawful discharge of oil, gas or other pollutants into the air, soil or water. We could potentially discharge oil or natural gas into the environment in any of the following ways:

     - from a well or drilling equipment at a drill site,

     - from a leak in storage tanks, pipelines or other gathering and transportation facilities,

     - from damage to oil or natural gas wells resulting from accidents during normal operations, or

     - from blowouts, cratering or explosions.

     Environmental discharges may move through the soil to water supplies or adjoining properties, giving rise to additional liabilities. Some laws and regulations could impose liability for failure to obtain the proper permits for, to control the use of, or to notify the proper authorities of a hazardous discharge. Such liability could have a material adverse effect on our financial condition and our results of operations and could possibly cause our operations to be suspended or terminated on such property.

     We may also be liable for any environmental hazards created either by the previous owners of properties that we purchase or lease or by acquired companies prior to the date we acquire them. Such liability would affect the costs of our acquisition of those properties. In connection with any of these environmental violations, we may also be charged with remedial costs. Pollution and similar environmental risks generally are not fully insurable.

     Although we do not believe that our environmental risks are materially different from those of comparable companies in the oil and natural gas industry, we cannot assure you that environmental laws will not result in decreased production, substantially increased costs of operations or other adverse effects to our combined operations and financial condition.

  WE REQUIRE SUBSTANTIAL CAPITAL REQUIREMENTS TO FINANCE OUR OPERATIONS.

     We have substantial anticipated capital requirements. Our ongoing capital requirements consist primarily of the need to fund our 2004 capital and exploration budget and the acquisition, development, exploration, production and abandonment of oil and natural gas reserves.

     We plan to finance anticipated ongoing expenses and capital requirements with funds generated from the following sources:

     - cash provided by operating activities;

     - available cash and cash investments;

     - capital raised through debt and equity offerings; and

     - funds received under our bank line of credit.

     Although we believe the funds provided by these sources will be sufficient to meet our 2004 cash requirements, the uncertainties and risks associated with future performance and revenues will ultimately determine our liquidity and our ability to meet anticipated capital requirements. If declining prices cause our revenues to decrease, we may be limited in our ability to replace our reserves, to maintain current production levels and to undertake or complete future drilling and acquisition activities. As a result, our production and revenues would decrease over time and may not be sufficient to satisfy our projected capital expenditures. We may not be able to obtain additional debt or equity financing in such a circumstance.

  OUR OPERATIONS ENTAIL INHERENT CASUALTY RISKS FOR WHICH WE MAY NOT HAVE ADEQUATE INSURANCE.

     We must continually acquire, explore and develop new oil and natural gas reserves to replace those produced and sold. Our hydrocarbon reserves and our revenues will decline if we are not successful in our drilling, acquisition or exploration activities. Although we have historically maintained our reserve base primarily through successful exploration and development operations, future efforts may not be similarly successful. Casualty risks and other operating risks could cause reserves and revenues to decline.

     Our onshore and offshore operations are subject to inherent casualty risks such as fires, blowouts, cratering and explosions. Other risks include pollution, the uncontrollable flows of oil, natural gas, brine or well fluids, and the hazards of marine and helicopter operations such as capsizing, collision and adverse weather and sea conditions. These risks may result in injury or loss of life, suspension of operations, environmental damage or property and equipment damage, all of which would cause us to experience substantial financial losses.

     Our drilling operations involve risks from high pressures and from mechanical difficulties such as stuck pipes, collapsed casings and separated cables. Our offshore properties involve higher exploration and drilling risks such as the cost of constructing exploration and production platforms and pipeline interconnections as well as weather delays and other risks. Although we carry insurance that we believe is in accordance with customary industry practices, we are not fully insured against all casualty risks incident to our business. We do not carry business interruption insurance. Should an event occur against which we are not insured, that event could have a material adverse effect on our financial position and our results from operations.

  OUR OPERATIONS ALSO ENTAIL SIGNIFICANT OPERATING RISKS.

     Our drilling activities involve risks, such as drilling non-productive wells or dry holes, which are beyond our control. The cost of drilling and operating wells and of installing production facilities and pipelines is uncertain. Cost overruns are common risks that often make a project uneconomical. The decision to purchase and to exploit a property depends on the evaluations made by our reserve engineers, the results of which are often inconclusive or subject to multiple interpretations. We may also decide to reduce or cease our drilling operations due to title problems, weather conditions, noncompliance with governmental requirements or shortages and delays in the delivery or availability of equipment or fabrication yards.

  WE MAY NOT BE ABLE TO MARKET EFFECTIVELY OUR OIL AND NATURAL GAS PRODUCTION.

     We may encounter difficulties in the marketing of our oil and natural gas production. Effective marketing depends on factors such as the existing market supply and demand for oil and natural gas and the limitations imposed by governmental regulations. The proximity of our reserves to pipelines and the available capacity of such pipelines and other transportation, processing and refining facilities also affect our marketing efforts. Even if we discover hydrocarbons in commercial quantities, a substantial period of time may elapse before we begin commercial production. If pipeline facilities in an area are insufficient, we may have to wait for the construction or expansion of pipeline capacity before we can market production from that area. Another risk lies in our ability to negotiate commercially satisfactory arrangements with the owners and operators of production platforms in close proximity to our wells. Also, natural gas wells may be shut in for lack of market demand or because of the inadequate capacity or unavailability of natural gas pipelines or gathering systems.

  WE ARE DEPENDENT ON OTHER OPERATORS WHO INFLUENCE OUR PRODUCTIVITY.

     We have limited influence over the nature and timing of exploration and development on oil and natural gas properties we do not operate, including limited control over the maintenance of both safety and environmental standards. The operators of those properties may:

     - refuse to initiate exploration or development projects (in which case we may propose desired exploration or development activities);

     - initiate exploration or development projects on a slower schedule than we prefer; or

     - drill more wells or build more facilities on a project than we can adequately finance, which may limit our participation in those projects or limit our percentage of the revenues from those projects.

The occurrence of any of the foregoing events could have a material adverse effect on our anticipated exploration and development activities.

  OUR WORKING INTEREST OWNERS FACE CASH FLOW AND LIQUIDITY CONCERNS.

     If oil and natural gas prices decline, many of our working interest owners may experience liquidity and cash flow problems. These problems may lead to their attempting to delay the pace of drilling or project development in order to conserve cash. Any such delay may be detrimental to our projects. In most cases, we can influence the pace of development by enforcing our joint operating agreements. Some working interest owners, however, may be unwilling or unable to pay their share of the project costs as they become due. A working interest owner may declare bankruptcy and refuse or be unable to pay its share of the project costs and we would be obligated to pay that working interest owner's share of the project costs.

  OUR INABILITY TO ACQUIRE OR INTEGRATE ACQUIRED COMPANIES OR TO DEVELOP NEW EXPLORATION PROSPECTS MAY INHIBIT OUR GROWTH.

     From time to time and under certain circumstances, our business strategy may include acquisitions of businesses that complement or expand our current business and acquisition and development of new exploration prospects that complement or expand our prospect inventory. We may not be able to identify attractive acquisition or prospect opportunities. Even if we do identify attractive opportunities, we may not be able to complete the acquisition of the business or prospect or to do so on commercially acceptable terms. If we do complete an acquisition, we must anticipate difficulties in integrating its operations, systems, technology, management and other personnel with our own. These difficulties may disrupt our ongoing operations, distract our management and employees and increase our expenses. Even if we are able to overcome such difficulties, we may not realize the anticipated benefits of any acquisition. Furthermore, we may incur additional debt or issue additional equity securities to finance any future acquisitions. Any issuance of additional securities may dilute the value of shares currently outstanding.

  TERRORIST ATTACKS AND THREATS OR ACTUAL WAR MAY NEGATIVELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Our business is affected by general economic conditions and fluctuations in consumer confidence and spending, which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. Recent terrorist attacks in the United States, as well as events occurring in response to or in connection with them, including future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions impacting our suppliers or our customers, may adversely impact our operations. Strategic targets such as energy-related assets may be at greater risk of future terrorist attacks than other targets in the United States. These occurrences could have an adverse impact on energy prices, including prices for our natural gas and crude oil production. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any or a combination of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

ADDITIONAL RISK FACTORS

     Please see the prospectus supplement and our filings with the Securities and Exchange Commission incorporated herein for additional risk factors that may be applicable to a particular class or issuance of Securities or to us in the future.

                           FORWARD-LOOKING STATEMENTS

     We believe that some statements contained in this prospectus or in the documents incorporated by reference into this prospectus relate to results or developments that we anticipate will or may occur in the future and are not statements of historical fact. Those statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Words such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will" and similar expressions identify forward-looking statements. Examples of forward looking statements include statements about the following:

     - our future operating results,

     - our repayment of debt,

     - our future capital expenditures,

     - our expansion and growth of operations, and

     - our future investments in and acquisitions of oil and natural gas properties.

     We have based these forward-looking statements on assumptions and analyses made in light of our experience and our perception of historical trends, current conditions, and expected future developments. However, you should be aware that these forward-looking statements are only our predictions and we cannot guarantee any such outcomes. Future events and actual results may differ materially from the results set forth in or implied in the forward-looking statements. Factors that might cause such a difference include:

     - general economic and business conditions,

     - exposure to market risks in our financial instruments,

     - fluctuations in worldwide prices and demand for oil and natural gas,

     - fluctuations in the levels of our oil and natural gas exploration and development activities,

     - risks associated with oil and natural gas exploration and development activities,

     - competition for raw materials and customers in the oil and natural gas industry,

     - technological changes and developments in the oil and natural gas industry,

     - regulatory uncertainties and potential environmental liabilities,

     - potential for and uncertainty of the outcome of pending or threatened litigation, and

     - additional matters discussed under "Risk Factors".

                                USE OF PROCEEDS

     Unless we set forth other uses of proceeds in a prospectus supplement, we will use the net proceeds of the sale of Securities by us described in this prospectus and in any prospectus supplement for retirement of existing debt, repurchase of common or preferred stock, future acquisitions and other general corporate purposes.

     The exact amounts to be used and when the net proceeds will be applied to corporate purposes will depend on a number of factors, including our funding requirements and the availability of alternative funding sources. We will disclose in a prospectus supplement any future proposal to use net proceeds from an offering of our Securities to finance a specific purpose, if applicable.

       RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED
               CHARGES PLUS PREFERRED STOCK DIVIDEND REQUIREMENTS

     We have computed the following ratios for each of the following periods on a consolidated basis. You should read the ratios in conjunction with our consolidated financial statements (including the notes thereto) incorporated by reference to our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q as filed with the SEC.

                                                                                     THREE MONTHS
                                                                                        ENDING
                                                         FISCAL YEAR                MARCH 31, 2004
                                             ------------------------------------   --------------
                                             1999    2000    2001    2002   2003
                                             -----   -----   -----   ----   -----
Ratio of earnings to fixed charges.........   1.72x   4.08x   2.74x   *      2.56x       5.39x
Ratio of earnings to combined fixed charges
  plus preferred stock dividend
  requirements.............................   1.21x   3.21x   2.67x   *      1.33x       3.14x

---------------

* For the year ended December 31, 2002, fixed charges exceeded earnings by approximately $69.7 million, and combined fixed changes plus preferred stock dividend requirements exceeded earnings by approximately $78.2 million.

     For purposes of computing these ratios, "earnings" consist of pretax income from continuing operations plus fixed charges (excluding capitalized interest). "Fixed charges" represent interest incurred (whether expensed or capitalized) and financing costs, amortization of debt expense and that portion of rental expense on operating leases deemed to be the equivalent of interest. "Preferred stock dividend requirements" represent the amount of pretax earnings required to pay dividends on preferred stock.

                         DESCRIPTION OF DEBT SECURITIES

     We will issue our debt securities under a senior indenture or a subordinated indenture among us, as issuer, any of our subsidiaries, as subsidiary guarantors, and a trustee to be named in the applicable prospectus supplement. The debt securities will be governed by the provisions of the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). We, the subsidiary guarantors and the trustee may enter into supplements to the indenture from time to time. If we decide to issue subordinated debt securities, we will issue them under a separate indenture containing subordination provisions.

     This description is a summary of the material provisions of the debt securities and the indentures. The form of senior debt securities indenture and form of subordinated debt securities indenture are filed with the SEC as exhibits to the registration statement of which this prospectus forms a part. In connection with an offering of our debt securities, we will file the definitive indenture and, if applicable, a supplemental indenture relating to each series of debt securities as an exhibit to the registration statement of which this prospectus forms a part (or as an exhibit to a Current Report on Form 8-K or other SEC filing) before we sell those debt securities. No indenture will be restated in its entirety in a prospectus supplement. We urge you to read that indenture and, if applicable, indenture supplement, because they, and not this description, will control the rights of holders of the applicable debt securities. References in this prospectus to an "indenture" refer to the particular indenture under which we issue a series of debt securities.

     In this section, the words "Company", "our", "we" and "us" refer only to The Meridian Resource Corporation, the issuer of the debt securities, and not our subsidiaries. Capitalized terms used in but not defined in this "Description of Debt Securities" will have the meanings specified in the applicable indenture, and any related supplemental indenture, and in an applicable prospectus supplement.

GENERAL

     The debt securities will be:

     - senior debt securities; or

     - subordinated debt securities.

     Any series of debt securities that we issue:

     - will be our general obligations;

     - will be general obligations of our subsidiaries that execute subsidiary guarantees; and

     - may be subordinated to our Senior Indebtedness.

     The indentures do not limit the total amount of debt securities that we may issue. We may issue debt securities under an indenture from time to time in separate series, up to the aggregate amount authorized for each such series.

     We will prepare a prospectus supplement and either a supplemental indenture or resolution of our board of directors and accompanying officers' certificate relating to any series of debt securities that we offer, which will include specific terms relating to some or all of the following:

     - the form and title of the debt securities and whether the debt securities are senior debt securities or subordinated debt securities;

     - the aggregate principal amount of the debt securities being issued and any limit on the aggregate principal amount that may be issued thereafter;

     - the date or dates on or during which the debt securities may be issued;

     - the date or dates on which the principal of and premium, if any, on the debt securities will be payable;

     - the rate or rates (fixed or variable) at which the debt securities shall bear interest, if any, and the date or dates from which the interest will accrue;

     - the dates on which interest, if any, will be payable and the record dates for the interest payment dates;

     - the place or places where the principal of and premium, if any, and interest, if any, on the debt securities of the series will be payable;

     - the period or periods, if any, within which, the price or prices at which, and the terms and conditions upon which, we may have the option to redeem the debt securities;

     - any optional or mandatory redemption or repurchase or any sinking fund or analogous provisions;

     - whether the debt securities will be defeasible;

     - if other than denominations of $1,000 and integral multiples thereof, the denominations in which the debt securities of the series will be issuable;

     - if other than the principal amount thereof, the portion of the principal amount of the debt securities which will be payable upon declaration of the acceleration of the maturity thereof in accordance with the provisions of the applicable indenture;

     - whether payment of the principal of and premium, if any, and interest, if any, on the debt securities will be without deduction for taxes, assessments, or governmental charges paid by the holders;

     - the currency or currencies, or currency unit or currency units, in which the principal of and premium, if any, and interest, if any, on the debt securities will be denominated, payable, redeemable or purchasable, as the case may be;

     - any changes to or additional Events of Default, covenants or subordination provisions;

     - whether the debt securities will be convertible or exchangeable and, if so, upon what terms, and other provisions regarding the convertability or exchangeability of the debt securities;

     - whether the debt securities of the series will be issued as a global certificate or certificates and, in that case, the identity of the depositary for that series;

     - whether the debt securities of such series will be entitled to the benefit of any subsidiary guarantee provided in the indenture and, if so, changes, additions or other modifications to those provisions and which of our subsidiaries will guarantee those debt securities; and

     - any other terms of the debt securities.

     Unless otherwise indicated in any applicable prospectus supplement, the debt securities of any series will be issued only in fully registered form in denominations of $1,000 or any integral multiple thereof. The debt securities of a series may be issuable in the form of one or more global certificates, which will be denominated in an amount equal to all or a portion of the aggregate principal amount of those debt securities. See "-- Global Debt Securities".

     Each indenture will provide that the debt securities may be issued in one or more series, in each case as established from time to time in, or pursuant to authority granted by, a resolution of our board of directors or as established in one or more indentures supplemental to such indenture. To the extent specified in an applicable prospectus supplement, all debt securities of any one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the debt securities of that series, for issuances of additional debt securities of that series.

     Subject to the terms of the applicable indenture and the limitations applicable to global debt securities, debt securities may be transferred or exchanged at the corporate trust office of the applicable trustee or at any other office or agency we maintain for that purpose, without the payment of any service charge except for any tax or governmental charge.

GLOBAL DEBT SECURITIES

     The debt securities of any series may be issued, in whole or in part, in the form of one or more global certificates that will be deposited with the depositary identified in the applicable prospectus supplement.

     No global debt security may be exchanged in whole or in part for the debt securities registered in the name of any person other than the depositary for that global debt security or any nominee of that depositary unless:

     - the depositary is unwilling or unable to continue as depositary;

     - we, at any time and in our sole discretion, determine that the debt securities issued in the form of one more global certificates shall no longer be represented by such global certificate or certificates;

     - an Event of Default has occurred and is continuing; or

     - as otherwise provided in the applicable prospectus supplement.

     Unless otherwise stated in any applicable prospectus supplement, The Depository Trust Company ("DTC") will act as depositary. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be affected only through, records maintained by DTC and its participants.

PAYMENT

     Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a debt security on any interest payment date will be made to the person in whose name that debt security is registered at the close of business on the regular record date for that interest payment.

     Unless otherwise indicated in the applicable prospectus supplement, principal of, and interest and any premium on, our debt securities will be paid at designated places. However, at our option, payment may be made by check mailed to the persons in whose names our debt securities are registered on days specified in the applicable indenture or any prospectus supplement.

ORIGINAL ISSUE DISCOUNT

     One or more series of debt securities offered by this prospectus may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. The federal income tax consequences and special considerations applicable to any series of debt securities generally will be described in the applicable prospectus supplement.

SUBSIDIARY GUARANTEES

     Our payment obligations under any series of the debt securities may be jointly and severally guaranteed by certain of our subsidiaries. If a series of debt securities are so guaranteed by any of our subsidiaries, such subsidiaries will execute a notation of guarantee as further evidence of their guarantee. Each indenture provides the terms of any guarantee by our subsidiaries, and the applicable prospectus supplement will describe any changes, additions or modifications to those terms and will identify our subsidiaries that will guarantee those debt securities.

     The obligations of each subsidiary under its subsidiary guarantee will be limited to the maximum amount that will not result in such guarantee obligations constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to all other contingent and fixed liabilities of that subsidiary and any collections from or payments made by or on behalf of any other subsidiary guarantor in respect to its obligations under its subsidiary guarantee.

     Each indenture will provide for the release of a subsidiary from a subsidiary guarantee and may restrict the consolidation or merger with or into a subsidiary guarantor, as set forth in a related prospectus supplement and the applicable indenture, and applicable related supplemental indenture.

     If a series of debt securities is guaranteed by our subsidiaries and is designated as subordinate to our Senior Indebtedness, then the guarantee by such subsidiaries will be subordinated to the Senior Indebtedness of such subsidiaries to substantially the same effect as the series is subordinated to our Senior Indebtedness. See "-- Subordination".

MERGER OR CONSOLIDATION

     Each indenture provides that we may not consolidate with or merge with or into or wind up into, whether or not we are the surviving corporation, or sell, assign, convey, transfer or lease our properties and assets substantially as an entirety to any person, unless:

     - the corporation formed by the consolidation or into which we are merged or the person that acquires by conveyance or transfer, or that leases our properties and assets substantially as an entirety (the "successor corporation") is a corporation organized and existing under the laws of the United States or any State or territory thereof or the District of Columbia and expressly assumes by a supplemental indenture the due and punctual payment of the principal of, and premium, if any, and interest on, all our debt securities issued under the applicable indenture, and related supplemental indenture, and the performance of every covenant in the applicable indenture, and related supplemental indenture, on our part to be performed or observed;

     - immediately after giving effect to such transaction, no Event of Default under the applicable indenture, and related supplemental indenture, and no event that, after notice or lapse of time, or both, would become an Event of Default, has happened and is continuing; and

     - any other conditions as may be specified in the applicable prospectus supplement are satisfied.

COVENANTS

     The additional covenants, if any, applicable to us and our subsidiaries and relating to any series of debt securities will be described in the prospectus supplement relating to that series. If any of these covenants is described, the prospectus supplement also will state whether the "covenant defeasance" provisions described below also apply.

EVENTS OF DEFAULT

     Unless otherwise specified in a supplemental indenture (see
"-- Modification and Waiver") or otherwise specified in the applicable prospectus supplement, each of the following events will be an Event of Default under an indenture with respect to a series of debt securities:

     - failure to pay any interest on any debt security of the series when due, continued for 30 days;

     - failure to pay principal of (or premium, if any, on) any debt security of the series when due;

     - failure to perform or comply with any covenant contained in the debt securities of the series or in the applicable indenture or related supplemental indenture, continued for 60 days after written notice as provided in the indenture (other than a default otherwise specifically dealt with in the applicable indenture or in any supplemental indenture);

     - failure to deposit a sinking fund or any other such analogous required payment, if any, when and as due by the terms of a debt security of the series;

     - if the debt security is guaranteed by any one of our subsidiaries, except as permitted by the applicable indenture or related supplemental indenture, any subsidiary guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any guarantor, or any person acting on behalf of any guarantor, shall deny or disaffirm its obligations under its subsidiary guarantee (other than by reason of the termination of the indenture or the release of any subsidiary guarantee in accordance with the indenture);

     - certain events in bankruptcy, insolvency or reorganization affecting us; and

     - any other event indicated as an Event of Default in any applicable supplemental indenture and prospectus supplement relating to the debt securities of that series.

     If an Event of Default with respect to debt securities of any series occurs and is continuing, then the applicable trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may accelerate the maturity of all debt securities of that series; provided, however, that after such acceleration, but before a judgment or decree has been issued based on acceleration, the holders of a majority in aggregate principal amount of outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, have been cured or waived as provided in the applicable indenture.

     A default under the third bullet point above will not constitute an Event of Default until the applicable trustee or the holders of 25% in principal amount of the outstanding debt securities of that series notify us of the default and such default is not cured or waived within 60 days after receipt of notice. The holders of a majority in principal amount of the outstanding debt securities of a series may waive all past due defaults with respect to such series, except with respect to nonpayment of principal, premium or interest or sinking fund installment or analogous obligation with respect to the debt securities of such series or in respect to a covenant or provision which pursuant to the terms of an indenture cannot be modified or amended without the consent of the holders of each outstanding debt security or such series affected.

     No holder of any debt security will have any right to institute any proceeding with respect to the applicable indenture or for any remedy thereunder, unless that holder shall have previously given to the trustee thereunder written notice of a continuing Event of Default and unless the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series shall have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee, and the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series a direction inconsistent with such request and the trustee shall have failed to institute such proceeding within 60 days. However, that limitation does not apply to a suit instituted by a holder of a debt security for enforcement of payment of the principal of (and premium, if any) or interest, if any, on such debt security on or after the respective due dates expressed in such debt security.

     Subject to provisions in each indenture relating to its duties in case an Event of Default shall have occurred and be continuing, no trustee will be under an obligation to exercise any of its rights or powers under that indenture at the request or direction of any holders of debt securities then outstanding under that indenture, unless the holders shall have offered to the applicable trustee reasonable indemnity. Subject to the provisions in each indenture for the indemnification of the applicable trustee, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable trustee or exercising any trust or power conferred on the trustee.

     Each indenture provides that the applicable trustee may withhold notice to the holders of a series of debt securities of any default, except payment defaults on those debt securities, if it considers such withholding to be in the interest of the holders of that series of debt securities.

     We will be required to furnish to each trustee annually a certificate as to our performance of certain of our obligations under the applicable indenture and as to any default in performance.

DISCHARGE, LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The applicable indenture with respect to the debt securities of any series may be discharged, subject to the terms and conditions as specified in the applicable prospectus supplement when either:

     - all debt securities, with the exceptions provided for in the indenture, of that series have been delivered to the applicable trustee for cancellation;

     - all debt securities of that series not theretofore delivered to the applicable trustee for cancellation:

      - have become due and payable;

      - will become due and payable at their stated maturity within one year; or

      - are to be called for redemption within one year; or

     - certain events or conditions occur as specified in the applicable prospectus supplement.

     If provision is made for the defeasance of debt securities of a series, and if the debt securities of that series are registered securities and denominated and payable only in U.S. dollars, then the provisions of each indenture relating to defeasance will be applicable except as otherwise specified in the applicable prospectus supplement for debt securities of that series. Defeasance provisions, if any, for debt securities denominated in a foreign currency or currencies may be specified in the applicable prospectus supplement.

     At our option, either:

     - we will be deemed to have been discharged from our obligations with respect to debt securities of any series, i.e. the "legal defeasance option"; or

     - we will cease to be under any obligation to comply with certain provisions of the applicable indenture with respect to certain covenants, if any, specified in the applicable prospectus supplement with respect to debt securities of any series, i.e. the "covenant defeasance option", at any time after the conditions set forth in the applicable prospectus supplement have been satisfied.

     In addition, each series of debt securities may provide additional or different terms or conditions for the discharge or defeasance of some or all of our obligations as may be specified in the applicable prospectus supplement.

SUBORDINATION

     Debt securities of a series may be subordinated to our "Senior Indebtedness", which we define generally as money borrowed, including guarantees, by us or, if applicable to any series of outstanding debt securities, by the subsidiary guarantors, that are not expressly subordinate or junior in right of payment to any of our or any subsidiary guarantor's other indebtedness. However, Senior Indebtedness will not include certain of our or any subsidiary guarantor's indebtedness for money borrowed or owing to a subsidiary guarantor or indebtedness any subsidiary guarantor owes to us. Additionally, with respect to each indenture, Senior Indebtedness will not include the debt securities issued under that indenture. Subordinated debt securities will be subordinate in right of payment, to the extent and in the manner set forth in the indenture, and related supplemental indenture, and the prospectus supplement relating to such series, to the prior payment of all of our indebtedness and that of any subsidiary guarantor that is designated as "Senior Indebtedness" with respect to the series.

     Upon any distribution to our creditors in a liquidation, dissolution or reorganization of us, the payment of the principal of and premium, if any, and interest on the subordinated debt securities will be subordinated to the extent provided in the Subordinated Indenture in right of payment to the prior payment in full of all Senior Indebtedness. Unless otherwise indicated in a prospectus supplement, if, notwithstanding the foregoing, any payment by us described in the previous sentence is received by the trustee under the Subordinated Indenture or the holders of any of the debt securities issued under the Subordinated Indenture before all Senior Indebtedness is paid in full, that payment or distribution will be paid over to the holders of Senior Indebtedness or on their behalf for application to the payment of all Senior Indebtedness remaining unpaid until all Senior Indebtedness has been paid in full, after giving effect to any concurrent payment or distribution to the holders of Senior Indebtedness. After all Senior Indebtedness is paid in full and until the subordinated debt securities are paid in full, the applicable holders of the subordinated debt securities will be subrogated to the rights of holders of Senior Indebtedness to the extent that distributions otherwise payable to holders of the subordinated debt securities have been applied to the payment of Senior Indebtedness. By reason of subordination, if a distribution of assets upon insolvency occurs, certain of our general creditors will recover more, ratably, than holders of the subordinated debt securities. Except as provided in a prospectus supplement, no payment of principal and premium, if any, or interest may be made on subordinated debt securities unless full payment of amounts then due for principal, premium, if any, sinking funds and interest on Senior Indebtedness has been made or duly provided for. However, in each of the preceding circumstances, our obligation to make payment of the principal of and premium, if any, and interest on the subordinated debt securities will not otherwise be affected. In addition, the prospectus supplement for each series of subordinated debt securities may provide that payments on account of principal, premium, if any, or interest in respect of such debt securities may be delayed or not paid under the circumstances and for the periods specified in that prospectus supplement.

MODIFICATION AND WAIVER

     Without prior notice to or consent of any holders, we and the applicable trustee, at any time and from time to time, may modify the applicable indenture for any of the following purposes:

     - to evidence the succession of another corporation to our rights and the assumption by that successor of our covenants and obligations under the applicable indenture and under our debt securities issued thereunder in accordance with the terms of the applicable indenture;

     - to add to our covenants for the benefit of the holders of all or any series of our debt securities and, if those covenants are to be for the benefit of less than all series, that those covenants are expressly being included solely for the benefit of that series, or to surrender any of our rights or powers under the applicable indenture;

     - to add any additional Events of Default, and if those Events of Default are to be applicable to less than all series, stating that those Events of Default are expressly being included solely to be applicable to that series;

     - to change or eliminate any of the provisions of the applicable indenture, provided that any such change or elimination will become effective only when there is no outstanding debt security issued thereunder of any series created prior to such modification that is entitled to the benefit of such provision and as to which such modification would apply;

     - to secure the debt securities issued thereunder or to provide that any of our obligations under the debt securities or the applicable indenture shall be guaranteed and the terms and conditions for the release or substitution of the security on guarantee;

     - to supplement any of the provisions of the applicable indenture to the extent necessary to permit or facilitate the defeasance and discharge of any series of debt securities, provided that any such action will not adversely affect the interests of the holders of debt securities of that series or any other series of debt securities issued under the applicable indenture in any material respect;

     - to establish the form or terms of debt securities as permitted by the applicable indenture;

     - to evidence and provide for the acceptance of appointment thereunder by a successor trustee with respect to one or more series of debt securities and to add to or change any of the provisions of the applicable indenture as is necessary to provide for or facilitate the administration of the trusts thereunder by more than one trustee;

     - to cure any ambiguity, to correct or supplement any provision in the applicable indenture that may be defective or inconsistent with any other provision therein, to eliminate any conflict between the terms of the applicable indenture and the debt securities issued thereunder and the TIA or to make any other provisions with respect to matters or questions arising under the applicable indenture that will not be inconsistent with any provision of the applicable indenture; provided those other provisions do not adversely affect the interests of the holders of our outstanding debt securities of any series created thereunder prior to such modification in any material respect; or

     - regarding the Subordinated Indenture only, to make any changes to terminate or limit the subordination benefits available to any holder of Senior Indebtedness.

     We and the applicable trustee will be permitted to make modifications and amendments of an indenture with the consent of the holders of a majority in aggregate principal amount of each series of outstanding debt securities issued under that indenture which are affected by modification or amendment; provided, however, that no modification or amendment may, without the consent of the holder of each debt security of each series affected:

     - change the stated maturity of the principal of, or any installment of interest on, any debt security;

     - reduce the principal amount, or interest on, any debt security or the premium payable upon redemption thereof;

     - change the currency or currencies of payment of principal of (or premium, if any, on), or interest on, any debt security;

     - reduce the amount of the principal of a debt security that is issued with original issue discount which would be due and payable upon acceleration of the maturity of such debt security;

     - reduce the amount, or postpone the date fixed for, any payment under any sinking fund or analogous provision for a debt security;

     - impair the right to institute suit for the enforcement of any payment on or after the stated maturity date or redemption date, as applicable, with respect to any debt security;

     - adversely affect the right to convert any debt security into shares of our common stock as may be provided in any prospectus supplement and related supplemental indenture;

     - reduce the above-stated percentage of outstanding debt securities of any series necessary to modify or amend the applicable indenture;

     - reduce the percentage of aggregate principal amount of outstanding debt securities of any series necessary for waiver of compliance with certain provisions of the applicable indenture or for waiver of certain defaults and their consequences;

     - modify any provisions of the indenture relating to the modification and amendment provisions of the applicable indenture which cannot be modified or amended without the consent of each holder of an affected debt security or the waiver of past defaults, except modifications and amendments to the applicable indenture that make such provisions more restrictive; or

     - regarding the Subordinated Indenture only, modify any provisions relating to debt securities in a manner adverse to its holders.

     The holders of a majority in principal amount of the outstanding debt securities of a series may waive our compliance with certain restrictive provisions of the applicable indenture. The holders of a majority in principal amount of the outstanding debt securities of a series may waive any past default under the applicable indenture with respect to such series, except with respect to the nonpayment of principal, premium or interest, or sinking fund installment or analogous obligation with respect to the debt securities of such series.

     In no event may any modification make any change that adversely affects the subordination rights of any holder of outstanding Senior Indebtedness unless that holder, or its authorized representative, consents to the modification.

     A modification that changes or eliminates any covenant or other provision of the applicable indenture with respect to one or more particular series of debt securities, or that modifies the rights of the holders of debt securities of that series with respect to that covenant or other provision, will be deemed not to affect the rights under the applicable indenture of the holders of debt securities of any other series.

THE TRUSTEE

     The indentures will provide that, except during the continuance of an Event of Default, the applicable trustee will perform only those duties specifically set forth in the applicable indenture. During the existence of an Event of Default, the trustee will exercise those rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of that person's own affairs.

     The indentures and the provisions of the TIA incorporated by reference in the indentures will limit the rights of each of the trustees, if it becomes our creditor, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any claim as security or otherwise. Each of the trustees is permitted to engage in other transactions with us or any affiliate; provided, however, that if a trustee acquires any conflicting interest (as defined in the applicable indenture or in the TIA), it must eliminate any conflict or resign.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES OR STOCKHOLDERS

     None of our directors, officers, members, managers, employees or stockholders, or directors, officers, members, managers, employees or stockholders of our affiliates, shall have any personal liability in respect of our obligations under any of the indentures or the debt securities by reason of his, her or its status as a director, officer, member, manager, employee, or stockholder.

APPLICABLE LAW

     The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

          DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK OF MERIDIAN

     Our articles of incorporation authorize the issuance of 200,000,000 shares of common stock at $0.01 par value and 25,000,000 shares of preferred stock at $1.00 par value. As of May 14, 2004 there were 68,638,208 shares of common stock outstanding held by approximately 835 holders of record and 485,563 shares of Series C Redeemable Convertible Preferred Stock outstanding held by 26 holders of record. Because the following description of our capital stock is a summary, it does not contain all the information that may be important to you. You should read the following documents for more complete information:

     - our third amended and restated articles of incorporation,

     - our amended and restated bylaws, and

     - the certificate of designation for the Series C Redeemable Convertible Preferred Stock, dated March 31, 2002.

COMMON STOCK

     All shares of our common stock shall rank equally and be identical within their classes in all respects regardless of series, except as to the terms that may be specified by our board of directors. All shares of any one series of a class of common stock shall be of equal rank and identical in all respects, except that shares of any one series issued at different times may differ as to the dates on which dividends shall accrue and be cumulative. Shares of common stock of any one class or series may be issued with either full or limited voting powers or with no voting powers. Any rights, designations, preferences, or limitations on common stock shall be clearly stated in the resolution adopted by our board of directors providing for the issuance of such stock and may be made dependent upon facts ascertainable outside such resolution.

     Except as required by law or provided in any resolution adopted by our board of directors designating any series of our preferred stock, the holders of common stock:

     - will possess the exclusive voting power of Meridian,

     - are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders,

     - are entitled to receive any dividends as may be declared by our board of directors in its sole discretion out of legally available funds, and

     - in the event of our liquidation, dissolution or winding up, are entitled to share ratably in all assets remaining after payment of liabilities and after the liquidation preference of any outstanding preferred stock.

     Holders of common stock have no preemptive rights, no rights to convert their common stock into any other securities and no cumulative voting rights at any election of directors. Each holder of common stock is entitled to vote in person or by proxy the number of shares owned by him in the election of each director for whose election he has a right to vote. No redemption or sinking fund provisions apply to the common stock. All of the outstanding shares of common stock are, and any shares offered hereby will be, fully paid and nonassessable. The registrar and transfer agent of our common stock is American Stock Transfer & Trust Co.

PREFERRED STOCK

     Our articles of incorporation authorize our board of directors to issue shares of preferred stock in one or more series. For each series of preferred stock, our board of directors shall designate the number of shares of the series, the applicable voting powers of the series, and any rights, designations, preferences, or limitations on the series. Shares of preferred stock of any one class or series may be issued with either full or limited voting powers or with no voting powers.

     All of the shares of our preferred stock shall rank equally and be identical within their classes in all respects regardless of series, except as to the terms that may be specified by our board of directors. All shares of any one series of a class of preferred stock shall be of equal rank and identical in all respects, except that shares of any one series issued at different times may differ as to the dates on which dividends shall accrue and be cumulative. Holders of preferred stock have no preemptive rights and no cumulative voting rights at any election of directors.

     You should refer to the certificate of designation for the Series C Redeemable Convertible Preferred Stock, dated March 31, 2002 which sets forth the terms of the shares of Series C Redeemable Convertible Preferred Stock outstanding as of the date of this prospectus.

CERTAIN ANTI-TAKEOVER CONSIDERATIONS; CHANGE OF CONTROL

  GENERAL

     Our third amended and restated articles of incorporation, amended and restated bylaws, shareholder rights plan and the Texas Business Corporation Act contain provisions that may have the effect of impeding the acquisition of control of our company by means of a tender offer, a proxy fight, open market purchases or otherwise in a transaction not approved by our board of directors. These provisions are designed to reduce, or have the effect of reducing, our vulnerability to an unsolicited proposal for the restructuring or sale of all or substantially all of our assets or an unsolicited takeover attempt that is unfair to our shareholders.

  TEXAS BUSINESS COMBINATION LAW

     We are governed by the provisions of the Texas Business Corporation Act (the "TBCA"). The TBCA imposes a special voting requirement for the approval of specific business combinations and related party transactions between public corporations and affiliated shareholders unless the board of directors of the corporation approves the transaction or the acquisition of shares by the affiliated shareholder prior to the affiliate shareholder becoming an affiliated shareholder. The TBCA prohibits specific mergers, sales of assets, reclassifications and other transactions between shareholders beneficially owning 20% or more of the outstanding stock of a Texas public corporation for a period of three years following the shareholder acquiring shares representing 20% or more of the corporation's voting power unless two-thirds of the unaffiliated shareholders approve the transaction at a meeting held no earlier than six months after the shareholder acquires that ownership. A vote of shareholders is not necessary if the board of directors approves the transaction or approves the purchase of shares by the affiliated shareholder before the affiliated shareholder acquires beneficial ownership of 20% or more of the shares, or if the affiliated shareholder was an affiliated shareholder before December 31, 1996, and continued as such through the date of the transaction.

  RIGHTS PLAN

     In May of 1999, our Board of Directors implemented a shareholder rights plan pursuant to which holders of our common stock were granted dividend rights to purchase one share of Series B Preferred Stock ("Rights") for each share of our common stock that is outstanding between May 17, 1999 and the earlier of the distribution date and May 5, 2009. Each Right entitles the registered holder to purchase from us one share of our Series B Preferred Stock, par value $1.00 per share (the "Preferred Shares"), at a price of $30.00 per one one-thousandth interest in a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between us and American Stock Transfer & Trust Co., as Rights Agent (the "Rights Agent").

     The "Distribution Date" will occur the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (except Shell Louisiana Onshore Properties Inc. or its affiliates) has acquired beneficial ownership of 15% or more of our outstanding common stock and (ii) ten business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our outstanding common stock.

     The Purchase Price payable, and the number of interests in Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution. The Rights are not exercisable until the Distribution Date. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of our company, including, without limitation, the right to vote or to receive dividends.

     The terms of the Rights may be amended by our board of directors without the consent of the holders of the Rights at any time to cure any ambiguity or to correct or supplement any defective or inconsistent provisions and may, prior to the Distribution Date, be amended to change or supplement any other provision in any manner which we may deem necessary or desirable.

     The Rights will cause substantial dilution to a person or group that attempts to acquire our company without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by our board of directors since our board of directors may, at its option, redeem all but not less than all the then outstanding Rights.

  THIRD AMENDED AND RESTATED ARTICLES OF INCORPORATION AND AMENDED AND RESTATED BYLAWS

     Preferred Stock. Under our third amended and restated articles of incorporation, our board of directors has the authority, without further shareholder approval, to issue preferred stock in series and to fix the designations, voting power, preferences and rights of the shares of each series and any qualifications, limitations or restrictions with respect to that series. One of the effects of such authorized but unissued and unreserved shares of preferred stock may be to render it more difficult for, or discourage an attempt by, a potential acquiror to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without any further action by our shareholders.

     Other Provisions. Other provisions of our third amended and restated articles of incorporation and amended and restated bylaws include:

     - 80% supermajority voting requirements to approve certain extraordinary corporate transactions, to approve business combinations with related persons (except in certain situations), to remove the entire board of directors (for cause) or to approve certain amendments to our restated certificate of incorporation and bylaws;

     - classification of our board of directors;

     - prohibition on our shareholders calling a meeting unless holders of at least 50% of the outstanding common stock call such meeting;

     - ability of our board of directors to increase the size of the board and fill vacancies on the board; and

     - prohibition on our shareholders acting by written consent (unless unanimous).

                              PLAN OF DISTRIBUTION

     We may sell the Securities:

     - through underwriters as named in the applicable prospectus supplement,

     - directly to investors or to other purchasers, or

     - through a combination of these two methods of sale.

     Any agent, dealer or underwriter may be deemed to be an underwriter within the meaning of the Securities Act. The prospectus supplement relating to any offering of the Securities will set forth the offering terms, including the name or names of any underwriters, the purchase price of the Securities and the proceeds to us from such sale, any underwriting discounts, commissions or other items constituting compensation to the underwriter, any initial public offering price, any underwriting discounts, commissions or other items allowed or reallowed or paid to dealers, and any securities exchanges on which the Securities may be listed. Only underwriters so named in the prospectus supplement are deemed to be underwriters in connection with the Securities offered in this prospectus.

     If underwriters are used in the sale, they will acquire the Securities for their own account and may resell the Securities from time to time in one or more transactions at a fixed price or prices that are subject to change, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more underwriting firms. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the offered Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If so indicated in the prospectus supplement, we will authorize underwriters to solicit offers by certain specified purchasers to purchase the Securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of these contracts. The underwriters soliciting these contracts will have no responsibility for the validity or performance of any such contracts.

     The Securities may or may not be listed on a national securities exchange (other than the common stock, which is listed on the New York Stock Exchange.) Any common stock sold pursuant to a prospectus supplement will be listed on the New York Stock Exchange, subject to official notice of issuance. Any underwriters to whom we sell the Securities for public offering and sale may make a market in those Securities, but the underwriters will not be obligated to do so and may discontinue any market making activities at any time without notice. We cannot assure you that there will be an active trading market for any Securities.

     In connection with distributions of the Securities, we may enter into hedging transactions with broker-dealers through which those broker-dealers may sell the Securities registered hereunder in the course of hedging, through short sales, the positions they assume with us.

     We may enter into agreements with any underwriters who participate in the distribution of the Securities to reimburse them for certain expenses, to provide contribution to payments they may be required to make in any distribution, and to indemnify them against certain civil liabilities, including liabilities under the Securities Act.

     Certain underwriters and their associates may be customers of, engage in transactions with and perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

     Unless otherwise specified in a prospectus supplement relating to the Securities, certain legal matters with respect to the validity of the Securities will be passed upon for us by Fulbright & Jaworski L.L.P., Houston, Texas and for the underwriters, if any, by counsel to be named in the appropriate prospectus supplement.

                                    EXPERTS

     The consolidated financial statements of The Meridian Resource Corporation for the year ended December 31, 2002, included in The Meridian Resource Corporation's Annual Report (Form 10-K) for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The financial statements for the year ended December 31, 2003 incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                               RESERVE ENGINEERS

     We have derived the estimates of proved oil and natural gas reserves and related future net revenues and the present value thereof as of December 31, 2003, included in Meridian's Annual Report on Form 10-K for the year ended December 31, 2003, from the reserve report of T.J. Smith & Company, Inc., independent petroleum engineers. We have incorporated all of that information by reference herein on the authority of T.J. Smith & Company, Inc. as experts in such matters.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC's public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings also are available to the public on the SEC's web site at www.sec.gov, which contains reports, proxies and information statements and other information regarding issuers that file electronically.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update certain information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     - Meridian's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as amended.

     - Meridian's Quarterly Report on Form 10-Q for the three months ended March 31, 2004.

     - Meridian's Registration Statement on Form 8-A, as amended on May 13,
       1999.

     Upon oral or written request, we will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any document incorporated by reference in this prospectus, other than exhibits to any such document not specifically described above. Send your requests to Lloyd DeLano, Senior Vice President and Chief Accounting Officer, The Meridian Resource Corporation, 1401 Enclave Parkway, Suite 300, Houston, Texas 77077, telephone number: 281-597-7000.

                               12,000,000 SHARES

                    (THE MERIDIAN RESOURCE CORPORATION LOGO)

                                  COMMON STOCK

                       ----------------------------------

                             PROSPECTUS SUPPLEMENT
                       ----------------------------------


FRIEDMAN BILLINGS RAMSEY                                                        A.G. EDWARDS
SOLE BOOKRUNNING AND JOINT-LEAD MANAGER                                   JOINT-LEAD MANAGER

                                 July   , 2004